R.W. (Bud) Noffsinger, III

E-Mail: bud@rwniii.com



Profile

Robert W (Bud) Noffsinger, III is a business professional and entrepreneur. A Greeley, Colorado native, Mr. Noffsinger has dedicated his professional career to the delivery of business, banking, and wealth management solutions to clients and the creation of shareholder value to investors. As a director and advisor to many private and public entities, Mr. Noffsinger delivers honest, disciplined, and focused management, fiduciary duty, and corporate governance.

Experience

GC MVP, LLC / Xcite Interactive, Inc.   **2018-Present**

As a startup investor, Director, and current CEO, Mr. Noffsinger is in charge of the business growth and development strategy. During 2018 and 2019, Xcite Interactive has increased revenue 70% annually and has operated profitably.

RWN3 Consulting   **2012-Present**

RWN3 Consulting is a company focused on providing business and consulting services to high-potential small businesses. After several successful engagements, RWN3 Consulting has proven its place in the market as a high value add firm.

Synergy Resources Corporation (NYSE: SYRG)   **2009-2017**

As a startup investor and as the initial Outside Director of Synergy Resources Corporation, Mr. Noffsinger was the SOX Financial Expert Director. Additionally, Mr. Noffsinger chaired the Audit Committee and was a member of the Compensation Committee.

- Gross operating wells increased from zero to over 1000.

- Leased mineral acres increased from 3,000 acres to over 350,000 net acres.

- Company listed on NYSE.

- Market Capitalization increased from zero to over $2.1 billion.

- Stock price increased from $1.50 to $11.50.

- SYRG has never been issued a qualified audit opinion.

NCMC, Inc.   **2007-2017**

Mr. Noffsinger served as both a County Trustee (appointed by the Weld County Commissioners) and as a NCMC, Inc. board member. NCMC, Inc. is the business and operating arm of Weld County's interest in North Colorado Medical Center. Mr. Noffsinger was Vice-Chair of NCMC, Inc. Mr, Noffsinger was also a member of the Finance Committee, which oversees a balance sheet of nearly $450 million in assets and an income statement of nearly $40 million dollars of net income per year.

RWN3 LLC   **2009-Present**

As the Founder / President / CEO of RWN3 LLC, Mr. Noffsinger established a Registered Investment Advisor, and formed the first 40 Act mutual fund sponsored and managed by RWN3 LLC. The RWN3 Conservative Allocation Fund (NASDAQ ticker RWNCX) was opened in March, 2010 and was able to exceed benchmark returns by 5.85% during its operation. RWN3 LLC is currently a holding company for private business interests including banking, energy, and real estate holdings. Additionally, RWN3 LLC provides business consulting and optimization modeling services to agricultural, technology, and resource companies.

Noffsinger Manufacturing Company, Inc.   **2000-Present**

As a 4th generation owner of an 85-year old family business, Mr. Noffsinger lends his expertise in the areas of natural resources and real estate. Noffsinger Manufacturing currently owns and operates four plants in the USA and Canada and manages a considerable commercial real estate portfolio in Colorado and Arizona.

First Western Trust Bank   **2004-2009**

As an Executive Officer and start-up shareholder of First Western Trust Bank, Mr. Noffsinger was primarily involved in the day-to-day management, asset management, strategy, and business development for First Western Trust Bank of Northern Colorado. In addition to his regional duties as President, FWTB-NC, Mr. Noffsinger served as Chief Credit Officer for all of the Bank Holding Company's subsidiaries, including the Colorado, Arizona, and California markets. Mr. Noffsinger also helped build bank policy and procedures during the de novo stage of the Bank.

- Bank assets increased from zero to ~$350 million.
- Bank assets under management increased from zero to ~$2.3 billion.
- Number of employees increased from ten to ~150.
- Company recognized as #382 in the 2008 Inc. 500.
- Company recognized as the #5 Best Place to Work by the Denver Business Journal.

Centennial Bank of the West   **2000 – 2004**

As a Senior Vice President and shareholder of Centennial Bank of the West (currently Independent Bank Group, Inc, NASDAQ ticker IBTX), Mr. Noffsinger's focus was on commercial lending with particular expertise in development, commercial real estate, farm and ranch operations, and natural resources.

- Bank assets increased from ~$350 million to ~$800 million.
- Bank was sold in 2004 for ~20X forward earnings and ~3X book value.

Education

University of Wyoming   **1996-1999**

BS, Natural Resource and Environmental Economics.

Publications

- Research is noted in The American Economic Review
- Research is noted in the Journal of Regional Science
- Research is noted in Land Economics
- Noffsinger, Bud. "Cash Flow." Northern Colorado Business Report 23 Oct. 2009.
- Noffsinger, Bud. "Can This Troubled Company Be Saved?" Northern Colorado Business Report

12 Nov. 2008.

- Noffsinger, Bud. "Do Your Homework – What to Look For When You Look For a Worthy Nonprofit." Northern Colorado Business Report 7 May 2008. Syndicated to other journals including Boulder County Business Report.

- Noffsinger, Bud. "ATM Relief Needed From Congress Soon." Northern Colorado Business Report 7 Dec 2007.

Awards

- 2008 Bravo! Awards Nomination for Fort Collins Entreprenuer of the Year

- Awarded 2008 NCBR '40 Under 40' Recognizing the 40 Top Northern Colorado Businesspeople Under the Age of 40

- University of Wyoming EPSCOR Fellow

- Ralph D'Arge Graduate Scholarship Winner

- Member, Golden Key Honor Society

- University of Wyoming President's List

- NCAA Letterman

- OBC Cup Winner

Public and Private Board Service

- Weld County Colorado NCMC Board of Trustees, Appointed by Weld County Commissioners

- NCMC, Inc. Board of Directors, Vice-Chair, Member of Finance Committee

- Synergy Resources (NYSE: SYRG) Director, SOX Financial Expert, Audit Committee Chair

- Atomic Investors, Secertary

- Weld County Ducks Unlimited Committee Member

- Secluded Waters Director